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                                                           Exhibit 99.(a)(1)(iv)

                           NOTICE TO PARTICIPANTS IN
                             THE LITTON INDUSTRIES
                         EMPLOYEES STOCK PURCHASE PLAN

                                January 5, 2001

          You are the owner of shares of common stock of Litton Industries, Inc. ("Litton") purchased for your account as a participant in the Litton Employees Stock Purchase Plan prior to December 1, 1993 (the "Old Plan"). These shares are held in an account at The Bank of New York, which currently acts as the Custodian for the Old Plan.

          Enclosed are materials that are being sent to all Litton stockholders describing an offer by LII Acquisition Corp., a wholly owned subsidiary of Northrop Grumman Corporation, to purchase all of the outstanding common shares of Litton for $80.00 per share in cash. The materials enclosed contain important background information regarding the offer and how to tender your shares. Please read these materials carefully.

          Please note that because your Litton shares are held in an account at the Bank of New York, you do not hold an actual stock certificate(s) reflecting your investment in Litton. You may therefore disregard references in the enclosed material to lost stock certificate(s) or the return of stock certificates.

          If you want to tender all or part of the Litton shares held in your Old Plan account, you must complete the enclosed CREAM letter of transmittal and
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return it to Equiserve Trust Company, as provided in the enclosed materials.
Your letter of transmittal must be received by 12:00 midnight, New York City time, on Friday, February 2, 2001, unless the offer is extended. If you return a letter of transmittal and do not specify the number of Litton shares you wish to tender, all of your shares will be tendered. If you do not want to tender any shares, you do not need to do anything.

          Please note that if you hold Litton shares other than through the Old Plan, to tender those shares you must complete and return the Blue, Green or Purple letter of transmittal regarding those shares sent to you separately.

          If you have any questions regarding the enclosed material, please call Georgeson Shareholder Communications, Inc. at (800) 223-2064.